EXHIBIT 99.4

February 13, 2004

Board of Directors

Partners Trust, MHC

Partners Trust Financial Group, Inc.

233 Genesee Street

Utica, New York 13501

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock to be issued by Partners Trust Financial Group, Inc., Utica, New York (“Partners Trust” or the “Company”) in connection with the mutual-to-stock conversion of Partners Trust, MHC (the “MHC”). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 53.72% of the common stock of Partners Trust (the “MHC Shares”), the mid-tier holding company for SBU Bank, Utica, New York (“SBU” or the “Bank”). The remaining 46.28% of Partners Trust’s common stock is owned by public stockholders. Partners Trust owns 100% of the outstanding common stock of SBU. It is our understanding that Partners Trust will offer its stock in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including SBU’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), which have been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”).

Plan of Conversion and Reorganization

On December 23, 2003, the respective Boards of Directors of the MHC and Partners Trust adopted the plan of conversion and reorganization pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of conversion and reorganization, Partners Trust, which owns 100% of the Bank, will be succeeded by a new Delaware corporation with the same name. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in Partners Trust currently owned by the MHC. As of December 31, 2003, the MHC’s ownership interest in Partners Trust approximated 53.72%. The Company will also issue shares of its common stock to the public stockholders of Partners Trust pursuant to an exchange ratio that will result in the

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Boards of Directors

February 13, 2004

public shareholders owning the same aggregate percentage of the newly issued Partners Trust common stock as owned immediately prior to the conversion. As of December 31, 2003, the public stockholders’ ownership interest in Partners Trust approximated 46.28%.

On December 23, 2003 Partners Trust entered into an Agreement and Plan of Merger (the “Agreement”) to acquire BSB Bancorp, Inc. (“BSB Bancorp”). BSB Bancorp is the holding company of BSB Bank & Trust Company, which is based in, Binghamton, New York. Pursuant to the Agreement, Partners Trust will pay $36.00 per share for each share of BSB Bancorp common stock issued and outstanding with the consideration consisting of 40% cash and 60% of Partners Trust common stock. The exchange ratio for the stock portion will be determined by dividing $36.00 by the price at which shares of the Partner Trust common stock are sold in the conversion. Assuming an offering price of $10.00 per share, 3.6 shares of Partners Trust common stock will be exchanged for each share of BSB Bancorp common stock. Based on a $10.00 per share price for the second-step offering, 20.0 million shares of Partners Trust common stock will be issued for 60% of the consideration and $133.1 million will be paid in cash for the balance of the consideration. Expenses and restructuring charges related to the acquisition have been estimated at $19.2 million on an after-tax basis.

Pursuant to the Agreement, BSB Bancorp stock options outstanding at the Effective Time, whether or not exercisable or vested, shall be canceled and converted into the right to receive Partners Trust replacement stock options in an amount equal to the product of the number of BSB Bancorp common stock options outstanding immediately before the Effective Time multiplied by the exchange ratio. The exercise price of the Partners Trust replacement stock options shall be equal to the exercise of the BSB Bancorp common stock option divided by the Exchange Ratio. As of December 31, 2003, BSB Bancorp had 1,367,991 stock options outstanding with an average exercise price of $25.78 per share.

RP Financial, LC.

RP Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting the Bank and the Company in the preparation of the post-conversion business plan, we are independent of the Company, the Bank, the MHC and the other parties engaged by SBU or Partners Trust to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Partners Trust, SBU and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of Partners Trust, SBU

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Boards of Directors

February 13, 2004

and the MHC that has included a review of audited financial information for the past five years through the year ended December 31, 2003, a review of various unaudited information and internal financial reports through December 31, 2003, and due diligence related discussions with Partners Trust’s management; KPMG LLP, Albany, New York, Partners Trust’s independent auditor; Hogan & Hartson L.L.P., Partner Trust’s conversion counsel; and Sandler O’Neill & Partners, L.P., Partners Trust’s financial and marketing advisor in connection with the stock offering and acquisition of BSB Bancorp. We have also analyzed the pro forma financial impact of Partners Trust’s pending acquisition of BSB Bancorp, Inc. (“BSB Bancorp”), based on financial data set forth in the Company’s prospectus, a review of BSB Bancorp’s audited financial information for the past five years through the year ended December 31, 2003, a review of various unaudited information and internal financial reports through December 31, 2003 as provided by BSB Bancorp, and due diligence related discussions with BSB Bancorp’s management. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Partners Trust operates and have assessed Partners Trust’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Partners Trust and the industry as a whole. We have analyzed the potential effects of the stock conversion and the BSB Bancorp acquisition on Partner Trust’s operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the overall conditions in Partner Trust’s and BSB Bancorp’s market areas as set forth in demographic, economic and competitive information prepared by third party private and governmental sources. We have compared Partners Trust’s financial performance and condition, incorporating the BSB Bancorp acquisition, with selected publicly-traded thrifts with similar characteristics as Partners Trust, as well as all publicly-traded thrifts. We have reviewed the current conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial and second-step conversion offerings by thrifts.

Our Appraisal is based on the Company’s and BSB Bancorp’s representations that the information contained in the regulatory applications and additional information furnished to us by Partners Trust and BSB Bancorp and their respective independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Partners Trust or BSB Bancorp, or their respective independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Partners Trust or BSB Bancorp. Our valuation was also predicated on Partners Trust completing the acquisition of BSB Bancorp in a manner consistent with the Agreement. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company’s liquidation value.

RP Financial, LC.

Boards of Directors

February 13, 2004

Our appraised value is predicated on a continuation of the current operating environment for Partners Trust, BSB Bancorp and for all savings and banking institutions. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Partners Trust’s value alone. It is our understanding that Partners Trust intends to remain an independent institution and there are no current plans for selling control of Partners Trust as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Partners Trust’s common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of February 13, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion – including: (1) newly-issued shares representing the MHC’s ownership interest in the Company; (2) exchange shares to be issued to existing public shareholders of the Company; and (3) the $332.9 million cash and stock acquisition of BSB Bancorp, including the 19,972,470 merger shares issued to BSB Bancorp’s shareholders – was $525,470,870 at the midpoint, equal to 52,547,087 shares at a per share value of $10.00.

Based on the foregoing valuation, the corresponding range of shares and values are as follows:

	Offering Shares	2nd Step Exchange Shares	Merger Shares	Total Shares
Shares
Supermaximum	23,143,750	19,936,181	19,972,470	63,052,401
Maximum	20,125,000	17,335,810	19,972,470	57,433,280
Midpoint	17,500,000	15,074,617	19,972,470	52,547,087
Minimum	14,875,000	12,813,425	19,972,470	47,660,895

Market Value
Supermaximum	$231,437,500	$199,361,810	$199,724,700	$630,524,010
Maximum	$201,250,000	$173,358,100	$199,724,700	$574,332,800
Midpoint	$175,000,000	$150,746,170	$199,724,700	$525,470,870
Minimum	$148,750,000	$128,134,250	$199,724,700	$476,608,950

RP Financial, LC.

Boards of Directors

February 13, 2004

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Partners Trust stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Partners Trust equal to 46.28% as of December 31, 2003. The exchange ratio to be received by the existing minority shareholders of Partners Trust will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 1.9502 shares, 2.2944 shares, 2.6385 shares and 3.0343 shares of newly issued shares of Partners Trust stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Company’s common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The Appraisal does not take into account any trading activity that may occur with respect to the purchase and sale of common stock in the secondary market following completion of the second-step offering, and reflects only a valuation range as of this date for the pro forma market value of Partners Trust immediately upon issuance of the stock.

RP Financial’s valuation was determined based on the financial condition, operations and shares outstanding of Partners Trust as of December 31, 2003, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Partners Trust and the exchange of the public shares for newly issued shares of Partners Trust common stock as a full public company was determined independently by the Boards of Directors of the MHC. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

RP Financial, LC.

Boards of Directors

February 13, 2004

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Partners Trust, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the common stock, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Partners Trust’s stock offering.

Respectfully submitted, RP FINANCIAL, LC. /s/ William E. Pommerening Chief Executive Officer /s/ Gregory E. Dunn Senior Vice President